

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Shili Liu
Chief Executive Officer
Man Shing Agricultural Holdings, Inc.
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong

> **Re: Man Shing Agricultural Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-53146**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

1. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

2. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

3. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

4. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

5. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

6. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a) the name and address of the accounting firm or organization;
   b) the qualifications of their employees who perform the services for your company;
   c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d) how many hours they spent last year performing these services for you; and
   e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

7. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your

internal control over financial reporting, do not provide us with their names, but please tell us:
a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b) how many hours they spent last year performing these services for you; and
c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Consolidated Financial Statements

Consolidated Statements of Stockholders Equity, page F-5

8. The adjustment of $625,000 disclosed as a re-capitalization adjustment related to your reverse merger appears to be inconsistent with your disclosure on page F-2 which states the financial statements of June 30, 2009 have been retrospectively restated for the reverse merger. Please provide us with a detailed discussion of the $625,000 adjustment and cite the specific authoritative literature you utilized to support your accounting treatments.

Notes to Audited Consolidated Financial Statements

1. Organization Background, page F-6

9. It appears from your disclosure that Weifang Xinsheng Food Co. Ltd. is the wholly owned subsidiary of Hero Capital Profits Limited. Please provide us with a detailed discussion of the consideration that was exchanged and how you accounted for the transaction. In addition, please provide us with the ownership composition of each entity prior to the consummation of the transaction.

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

10. We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, revise to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel and estimated shelf life (or spoilage). Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers

wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

7. Prepayments, page F-14

11. Please provide us with a detailed discussion of your prepaid costs and how they relate to the production and processing of your vegetables, mainly ginger. Please cite the specific authoritative literature you utilized to support your accounting treatment and tell us how you considered FASB ASC 905-330 in your analysis.

11. Notes payable and convertible notes, page F15

12. It appears that on January 4, 2010 and January 14, 2010 you issued secured convertible redeemable debt with common stock. Please provide a detailed discussion of how you have accounted for these convertible loans, particularly if you have allocated any portion of the proceeds to the common stock and conversion feature attached to the loan. Please cite the specific authoritative literature you utilized to support your accounting treatment and tell us how you considered FASB ASC 470-20 in your analysis.

Exhibits 31.1 and 31.2

Section 302 Certifications

13. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K. Please revise your certifications to address the following:
    - Remove the title of the certifying individual in the beginning of the certification, and
    - Remove the word "consolidated" from numbers 3 and 4(b) of this certification.

Other Exchange Act Reports

14. Please revise your Forms 10-Q, as necessary, to address our comments above on your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services